PORTFOLIO ADVISORS ALLIANCE, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 52125

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/16** (MM/DD/YY) AND ENDING **12/31/16** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Portfolio Advisors Alliance, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Fifth Avenue, Fourth Floor
(No. and Street)

New York	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kerri Wasserman **(212) 812-8900**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

900 Circle 75 Parkway, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Kerri Wasserman__ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Portfolio Advisors Alliance, LLC__ , as

of __December 31__ , __2016__, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



Signature

PRESIDENT



Notary Public

Gjon Balaj
Notary Public, State of New York
No. 01BA6341838
Qualified in Westchester County
Commission Expires May 16, 20___

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Portfolio Advisors Alliance, Inc.

We have audited the accompanying financial statements of Portfolio Advisors Alliance, Inc. which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Portfolio Advisors Alliance, Inc. management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Portfolio Advisors Alliance, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of Portfolio Advisors Alliance, Inc. financial statements. The information is the responsibility of Portfolio Advisors Alliance, Inc. management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

February 28, 2017
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

PORTFOLIO ADVISORS ALLIANCE, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and Cash Equivalents	$	64,325
Accounts Receivable from Clearing Broker		57,097
Deposit with Clearing Broker		50,000
Prepaid Expenses		27,196
Property and Equipment at cost, Less Accumulated Depreciation of $20,306		4,600
Security Deposit		2,850
Loan Receivable From Officer		5,000
TOTAL ASSETS	$	211,068

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts Payable & Accrued Expenses	$	108,236
Accrued Commissions		45,941
Payroll Liabilities		3,300
Other Payables		415
Total Liabilities		157,892
Member's Equity		53,176
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	211,068

See Accompanying Notes to Financial Statements.

PORTFOLIO ADVISORS ALLIANCE, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenues		
Commission Income	$	792,507
Private Placements		439,636
Interest Income		32,492
Total Revenues		1,264,635
Expenses		
Commissions, Compensation and Benefits	$	994,664
Clearing Costs		65,010
Occupancy		21,898
Regulatory Fees		53,967
Communications		2,649
Other Operating Expenses		177,648
Total Expenses		1,315,836
Net Loss	$	(51,201)

PORTFOLIO ADVISORS ALLIANCE, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash Flows From Operating Activities		
Net Loss	$	(51,201)
Adjustments to Reconcile Net Income to Net Cash		
Operating Activities:		
Depreciation		2,636
Decrease in Prepaid Expenses and Other Assets		8,431
Increase in Receivable from Clearing Broker		(71)
Increase in Accounts Payable and Accrued Expenses		43,348
Increase in Accrued Commissions		1,916
Decrease in Payroll and Other Liabilities		(7,563)
Net Cash Used by Operating Activites		(2,504)
Cash Flows From Financing Activities		
Member Contribution		19,900
Net cash Provided by Financing Activities		19,900
Net Increase in Cash		17,396
Cash and Cash Equivalents January 1, 2016		46,929
Cash and Cash Equivalents December 31, 2016	$	64,325

See Acccompanying Notes to Financial Statements.

PORTFOLIO ADVISORS ALLIANCE, LLC.
STATEMENT OF MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

Balance - December 31, 2015	$	84,477
Member Contribution		19,900
Net Loss		(51,201)
Balance - December 31, 2016	$	53,176

NOTE A- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: The Company began in 2015 as a registered broker dealer organized under the laws of the state of California and converted to the laws of the state of Delaware on September 24, 2015. The Company is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and the securities commissions of appropriate states.

The Company's business is retail brokerage of marketable securities and private placements for customers located throughout the United States. The Company operates from offices located in New York, New York.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

Property and Equipment: Property and equipment are recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets.

Income Taxes: The Company is a limited liability company for income tax reporting purposes. Therefore, the member will report the entire taxable income in its partnership income tax return and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10 the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

Receivable from Clearing Broker: The Company provides for doubtful accounts when market conditions indicate that collection of an account is doubtful. The receivables at December 31, 2016 are considered wholly collectible and no allowance for doubtful accounts is provided.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Revenue Recognition: Customer's securities transactions are reported on a settlement date basis. There is no significant difference between settlement and trade date.

Date of Management's Review: Subsequent events were evaluated through February 28, 2017, which is the date the financial statements were issued.

NOTE B-NET CAPITAL

The Company, as a registered broker dealer, is. subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-I), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to I. At December 31, 2016, the Company had net capital of $13,530 which was $3,004 above its required net capital of $10,526 and its ratio of aggregate indebtedness to net capital was 11.67 to 1.0.

NOTE C - OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company must purchase or sell the financial instrument underlying the contract at a loss.

NOTE D - DEPOSITS AT CLEARING ORGANIZATION

The Company clears all proprietary and customer transaction through another broker-dealer on a fully disclosed basis. The fully disclosed correspondent/clearing agreement requires a deposit with the clearing firm. Provided the Company is not in default of its obligations or liabilities to the clearing firm, the clearing firm will return the security deposit following termination of the fully disclosed correspondent/clearing agreement.

NOTE E – RELATED PARTY TRANSACTIONS

The Company received approximately $440,000 in private placement revenue during 2016 from an entity under common control. There were no amounts payable to or receivable from related parties as of December 31, 2016.

NOTE F - CONTINGENCIES

At December 31, 2016, the Company has four customer arbitration matters and has received a Wells notice from the U.S. Securities and Exchange Commission related to fraud surrounding a private placement sold by the Company. The Company has accrued $55,000 at December 31, 2016 for the estimated cost to settle these matters.

NOTE G - LEASE

The Company rents office space pursuant to a twelve-month lease that ends January 31, 2018 and is subject to automatic renewal unless terminated. Rent expense for 2016 was $21,898.

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2016

SCHEDULE I
PORTFOLIO ADVISORS ALLIANCE, LLC
STATEMENT OF SUPPORTING SCHEDULES
FOR THE YEAR ENDED DECEMBER 31, 2016

Net Capital		
Total Stockholder's Equity Qualified for Net Capital	$	53,176
Deducations and/or Charges		
Non-Allowable Assets:		
Prepaid Expenses		27,196
Property and Equipment		4,600
Loan Receivable		5,000
Security Deposit		2,850
Total Deductions and/or Charges		39,646
Net Capital Before Haircuts on Securities Positions (Tentative Net Capital)		13,530
Less: Haircuts on Investment Securities		-
Net Capital	$	13,530
Aggregate Indebtedness	$	157,892
Percentage of Aggregate Indebtedness to Net Capital		1167%
Minimum Net Capital Required	$	10,526
Excess Net Capital	$	3,004

PORTFOLIO ADVISORS ALLIANCE, LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3
OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE
15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Portfolio Advisors Alliance, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) Portfolio Advisors Alliance, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Portfolio Advisors Alliance, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions"); and, (2) Portfolio Advisors Alliance, Inc. stated that Portfolio Advisors Alliance, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Portfolio Advisors Alliance, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Portfolio Advisors Alliance, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 28, 2017
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC



Portfolio Advisors Alliance, LLC
535 Fifth Avenue, 4th Floor
New York, New York 10017
Tel: 212-812-8900
Fax: 212-867-1993

PORTFOLIO ADVISORS ALLIANCE
EXEMPTION REPORT
SEC Rule 17a-5(d)(4)

February 7, 2017

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

- Portfolio Advisors Alliance is a broker/dealer registered with the SEC and FINRA.

- Portfolio Advisors Alliance claimed an exemption under paragraph (k)(2)(ii) of Rule 15c3-3 for the fiscal year ended December 31, 2016.

- Portfolio Advisors Alliance is exempt from the provisions of Rule 15c3-3 because it meets conditions set forth in paragraph (k)(2)(ii) of the rule, of which, the identity of the specific conditions are as follows:

  ▶ The provisions of the Customer Protection Rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and Rule 17a-4, as are customarily made and kept by a clearing broker or dealer.

- Portfolio Advisors Alliance has met the identified exemption provisions throughout the most recent fiscal year without exception.

- Portfolio Advisors Alliance has not recorded any exceptions to the exemption for the fiscal year ended December 31, 2016.

The above statement is true and correct to the best of my and the Firm's knowledge.



Kerri Wasserman

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

PORTFOLIO ADVISORS ALLIANCE, INC.
INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES
RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members of Portfolio Advisors Alliance, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Portfolio Advisors Alliance, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Portfolio Advisors Alliance, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Portfolio Advisors Alliance, Inc.'s management is responsible for Portfolio Advisors Alliance, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2016, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and,
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 28, 2017
Atlanta, GA

Rubio CPA, PC

RUBIO CPA, PC

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

7*7******427*****************ALL FOR AADC 100
52125 FINRA DEC
PORTFOLIO ADVISORS ALLIANCE LLC
535 5TH AVE FL 4
NEW YORK NY 10017-8020

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) — $ 2,956.67

B. Less payment made with SIPC-6 filed (exclude interest) — (1,262.00)

2/23/16
Date Paid

C. Less prior overpayment applied — ( )

D. Assessment balance due or (overpayment) — 1,694.67

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) — $ 1,694.67

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $________

H. Overpayment carried forward $(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

PORTFOLIO ADVISORS ALLIANCE LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP
(Title)

Dated the 10th day of FEBRUARY, 20 17.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning _1/1/16_
and ending _12/31/16_

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1 264 635

2b. Additions:

   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

   (2) Net loss from principal transactions in securities in trading accounts.

   (3) Net loss from principal transactions in commodities in trading accounts.

   (4) Interest and dividend expense deducted in determining item 2a.

   (5) Net loss from management of or participation in the underwriting or distribution of securities.

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

   (7) Net loss from securities in investment accounts.

       Total additions —

2c. Deductions:

   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 16 958

   (2) Revenues from commodity transactions.

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 65 010

   (4) Reimbursements for postage in connection with proxy solicitation.

   (5) Net gain from securities in investment accounts.

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

   (8) Other revenue not related either directly or indirectly to the securities business.
      (See Instruction C):

      (Deductions in excess of $100,000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

      (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

      Enter the greater of line (i) or (ii)

      Total deductions 81 968

2d. SIPC Net Operating Revenues $ 1 182 667

2e. General Assessment @ .0025 $ 2 956.67

(to page 1, line 2.A.)

2